LMS MEDICAL SYSTEMS INC.
CONTACT:
Yves Grou, Chief Financial Officer
5252 de Maisonneuve West, Suite 314
Montreal, Quebec, Canada, H4A 3S5
Tel : (514) 488-3461 ext. 238 Fax: (514) 488-1880
www.lmsmedical.com / yves.grou@lmsmedical.com

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For Immediate release

               LMS ANNOUNCES SECOND QUARTER 2007 FINANCIAL RESULTS
                 YEAR TO DATE REVENUES INCREASE 11% TO $907,000

MONTREAL, QUEBEC, NOVEMBER 13, 2006 - LMS MEDICAL SYSTEMS (TSX: LMZ, AMEX: LMZ),
a healthcare technology company and developer of the CALM(TM) clinical information system and risk management software tools for obstetrics, today announced results of operations for the second quarter of F2007 ended September
30, 2006. All amounts are in Canadian dollars.

Revenues in Q2 2007 were $276,000 compared to $551,000 in Q2 2006 while contracts signed though not completed due to client availability or timely recognition of revenue, represented an additional $750,000. Year to date revenues increased by 11% to $907,000 and recurring maintenance and technical revenues continue to grow from our installed client base. The net loss for Q2
2007 was in line with expectations at $2.4 million ($0.13 per share) compared to
$2.1 million ($0.13 per share) in the prior year. Overall decreases in expenditures were offset by lower revenues.

Cash, cash equivalents, short-term investments and investments held to maturity, as at September 30, 2006 totaled $3.6 million compared to $5.6 million as at
March 31, 2006. The decrease of $4.2 million related to operating activities was offset by private placement financing inflows of $2.3 million, net of issue costs of $0.17 million, for a net decrease of $2.0 million. Subsequent to quarter end, LMS increased its liquidity position through the issuance of
845,000 common shares which generated gross proceeds of $1.56 million.

SECOND QUARTER HIGHLIGHTS:

     o    Total realized and signed contracts during the quarter reach $1 million.

     o    The backlog of signed and recurring contracts increased 37.5% to $2.75 million from $2.0 million reported in Q1 2007.

     o    Identified sales opportunities increased 12% to $28 million up from
          $25 million reported in Q1 2007.

     o    Year to date revenues increased by 11% to $907,000.

     o    Newly signed contracts for CALM Shoulder Screen with two organizations providing medical malpractice insurance to physicians, University of
          Minnesota Physicians and Tristate Medical Insurance Company, have an immediate impact on LMS' backlog and quarterly revenues, starting in the third quarter of 2007. In addition, both contracts continue to build LMS' profile as a company providing leading proprietary software solutions leveraging innovative approaches for obstetrical risk prevention and reduction for insurers.

     o    CALM Shoulder Screen continues to gain momentum within the hospital environment as LMS, has received orders from the University of
          Maryland Medical Center and the OB/GYN Practice Group of the Montreal
          Jewish General Hospital.

     o    CALM Clinical Information Systems 3.03 was released as planned, further increasing its robustness and flexibility. CALM 3.03 is a building block supporting extensive interfacing capabilities, benefiting both the Clinical Information Systems and Risk Management tools.

     o    CALM Curve received Health Canada clearance as a standalone product and became available as a seamless web offering similar to CALM
          Shoulder Screen. This new standalone product will enable customers to use this tool with no investment in infrastructure, which should substantially reduce the sales cycle and bring forward additional revenue opportunities.

     o    Mr. Michael Maher joined the LMS board of directors. Mr. Maher has over 40 years of Wall Street investment business experience having most recently served as a Managing Director of Merrill Lynch.

     o    LMS also presented its statistical methods at two major medical engineering conferences.

     o    A private placement grossed $1.56 million in additional cash liquidities.

An expanded Management's Discussion and Analysis for the quarter, and previous periods, is accessible on the LMS website at www.lmsmedical.com and with
Company's regulatory filings in Canada at www.sedar.com and in the United States at www.sec.gov.

ABOUT LMS

LMS is a leader in the application of advanced mathematical modeling and neural networks for medical use. The LMS CALM(TM) Decision Support Suite provides physicians, nursing staff, risk managers and hospital administrators with clinical information systems and risk management tools designed to improve outcomes and patient care for mothers and their infants during labor and delivery.

Except for historical information contained herein, the matters discussed in this news release are forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed implied by the

forward-looking statements including, but without limitation, economic conditions in general and in the healthcare market, the demand for and market for our products in domestic and international markets, our current dependence on the CALM product suite, the challenges associated with developing new products and obtaining regulatory approvals if necessary, research and development activities, the uncertainty of acceptance of our products by the medical community, the lengthy sales cycle for our products, third party reimbursement, competition in our markets, including the potential introduction of competitive products by others, our dependence on our distributors, physician training, enforceability and the costs of enforcement of our patents, potential infringements of our patents and the other factors set forth from time to time in the Company's filings with the United States Securities and Exchange
Commission and with the Canadian Securities Commissions. The Company has no intention of or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

FOR FURTHER INFORMATION

Andrea Miller, Communications, LMS Medical Systems Inc.,
(514) 488-3461, Ext. 222, Fax: (514) 488-1880, investor@lmsmedical.com,
www.lmsmedical.com
David Gordon / Grant Howard, The Howard Group Inc.,
Toll Free: 1-888-221-0915, Info@howardgroupinc.com, www.howardgroupinc.com